Exhibit 10.62
Compensation Arrangements For Non-Management Directors
Annual Retainer and Meeting Fees
During 2007, each of our non-management Directors of Goodrich Corporation (the “Company”) received an annual retainer of $55,000, payable in quarterly installments. Effective July 1, 2007, the annual retainer was increased to $60,000. In addition, each non-management Director receives $1,500 for each Board and Board Committee meeting attended. The chairs of the Governance Committee, the Compensation Committee and the Financial Policy Committee each receive an annual $5,000 retainer for serving as the Committee Chair and the Chair of the Audit Review Committee receives an annual $10,000 retainer.
Outside Directors’ Deferral Plan
Non-management Directors may elect to defer annual retainer and meeting fees under the Outside Directors’ Deferral Plan. The Outside Directors’ Deferral Plan permits non-management Directors to elect to defer a portion or all of the annual retainer and meeting fees into either a phantom share account or a cash account. Amounts deferred into the phantom share account accrue dividend equivalents, and amounts deferred into the cash account accrue interest at the prime rate. The plan provides that amounts deferred into the phantom share account are paid out in shares of Company Common Stock, and amounts deferred into the cash account are paid out in cash, in each case following termination of service as a Director in either a single lump sum, five annual installments or ten annual installments.
Directors’ Phantom Share Plan
During 2007, each non-management Director received an annual grant of phantom shares under the Outside Director Phantom Share Plan equal in value to $75,000. Effective July 1, 2007, the annual grant value of the phantom shares was increased to $90,000. Dividend equivalents accrue on all phantom shares credited to a Director’s account. All phantom shares are fully vested on the date of grant. Following termination of service as a Director, the cash value of the vested number of phantom shares will be paid to each Director in either a single lump sum, five annual installments or ten annual installments. The value of each phantom share is determined on the relevant date by the fair market value of Company Common Stock (as defined in the plan).

Directors’ Retirement Plan
One of the Company’s non-management Directors (Mr. Rankin) participates in the 1982 Directors’ Retirement Plan, which was terminated in 1995. The plan provided that, upon retirement from the Board of Directors after reaching the age of 55 with at least ten years of service as a Director, any non-management Director would be entitled to receive an annual amount equal to the annual retainer in effect at retirement. A retiring Director who had reached age 55 and served for at least five but less than ten years would be entitled to a reduced amount equal to 50% of the annual retainer in effect at retirement, plus 10% of such annual retainer for each additional year of service (rounded to the nearest whole year) up to ten. Under the transition provisions of the plan, upon his retirement Mr. Rankin will be entitled to receive an annual amount under the plan equal to 70% of the annual retainer in effect at retirement.
Other
Non-management Directors are reimbursed for actual expenses incurred in the performance of their services as Directors, including continuing education programs and seminars and, in most instances, provided with travel via Company-provided private aircraft to Board of Directors and committee meetings. The Company also provides each non-management Director with long-distance telephone service for business and personal use and with $250,000 in business travel accident insurance coverage.